Exhibit 3.1

FIFTH AMENDMENT TO
AMENDED AND RESTATED BY-LAWS OF
GENCO SHIPPING & TRADING LIMITED

AS ADOPTED AUGUST 26, 2025

The Amended and Restated By-Laws of Genco Shipping & Trading Limited, a Marshall Islands corporation, are hereby amended as follows:

Section 7 of Article III of the By-Laws is hereby replaced in its entirety with the following:

Section 7          Special Meeting:  Special meetings of the Board may, unless otherwise prescribed by law, be called from time to time by the Chairman, the Lead Independent Director, the President, or any officer of the Corporation who is also a Director.  The President or the Secretary shall call a special meeting of the board upon written request directed to either of them by any two (2) Directors stating the time, place and purpose of such special meeting.  Special meetings of the board shall be held on a date and at such time and at such place as may be designated in the notice thereof by the officer calling the meeting.